Press Release - SodaStream

SODASTREAM REPORTS RECORD FIRST QUARTER RESULTS

First Quarter Revenue Increased 34% to $117.6 Million

First Quarter Net Income Increased 20% to $12.1 Million

First Quarter Diluted Earnings Per Share Increased 19% to $0.57

First Quarter Adjusted Diluted Earnings Per Share Increased 24% to $0.68

AIRPORT CITY, Israel – May 8, 2013 – SodaStream International Ltd. (NASDAQ: SODA), a leading manufacturer of home beverage carbonation systems, announced today its results for the three month period ended March 31, 2013.

For the first quarter ended March 31, 2013:

•	Total revenue increased 33.9% to $117.6 million from $87.9 million in the first quarter 2012.
•	EBITDA increased 22.7% to $16.4 million from $13.4 million, and Adjusted EBITDA increased 27.2% to $18.8 million from $14.8 million in the first quarter 2012.
•	Net income increased 19.5% to $12.1 million compared to $10.1 million in the first quarter 2012, and Adjusted net income was $14.5 million compared to $11.5 million in the first quarter 2012.
•	Diluted earnings per share increased 18.8% to $0.57, compared to $0.48 in the first quarter 2012 and Adjusted diluted earnings per share were $0.68 compared to $0.55 in the first quarter 2012.

Daniel Birnbaum, Chief Executive Officer of SodaStream, commented, “Our first quarter performance was highlighted by record consumable sales driven by strong gains in several of our largest markets. Growth was led by the U.S., where household penetration and consumer usage continue to expand as evidenced by soda maker, gas refill and syrup unit growth of 78%, 101% and 119%, respectively, versus the same period a year ago. As we head into the summer selling season, we will continue to dedicate resources to support further growth in the U.S. and other key markets. We continue to successfully build our business for the long term through strategic investments in product innovation, demand creation and manufacturing capacity. We believe that this strategy will drive sales and earnings growth and deliver increased shareholder value.”

First Quarter 2013 Financial Review

Geographical Revenue Breakdown
Revenue	Three Months Ended
	March 31, 2012	March 31, 2013	Increase (decrease)	Increase (decrease)
	In Millions USD			%
The Americas	$25.6	$48.3	$22.7	89%
Western Europe	45.7	53.3	7.6	17%
Asia-Pacific	9.9	9.3	(0.6)	(6%)
Central & Eastern Europe, Middle East, Africa	6.7	6.7	-	1%
Total	$87.9	$117.6	$29.7	34%

Press Release - SodaStream

Product Segment Revenue Breakdown
Revenue	Three Months Ended
	March 31, 2012	March 31, 2013	Increase	Increase
	In millions USD			%
Soda Maker Starter Kits	$33.5	$43.0	$9.5	28%
Consumables	52.4	72.0	19.6	37%
Other	2.0	2.6	0.6	34%
Total	$87.9	$117.6	$29.7	34%

Product Segment Unit Breakdown
	Three Months Ended
	March 31, 2012	March 31, 2013	Increase	Increase
	In thousands			%
Soda Maker Starter Kits	683	776	93	14%
CO2 Refills	3,668	4,756	1,088	30%
Flavors	5,790	7,735	1,945	34%

Gross margin for the first quarter 2013 decreased slightly to 54.5% compared to 55.0% for the same period in 2012, primarily due to higher dependence on manufacturing subcontractors, partially offset by an increase in direct distribution that accounted for 81% of total revenue in the quarter compared to 72% in the first quarter 2012. The increase in direct distribution is mainly due to growth in U.S. revenue and to a lesser extent, lower sales to certain distributors.

Sales and marketing expenses for the first quarter 2013 totaled $38.9 million, or 33.0% of revenue, compared to $27.3 million, or 31.0% of revenue for the comparable period in the prior year. This is mainly attributable to an increase in advertising and promotion expense as a percent of revenue to 13.5% compared to 11.3% in the first quarter 2012, primarily due to an increase in advertising expenses following the Super Bowl campaign in the U.S.

General and administrative expenses for the first quarter 2013 were $11.6 million, or 9.9% of revenue, compared to $9.6 million, or 11.0% of revenue in the comparable period of last year. The 110 basis point improvement was driven by leveraging fixed expenses on higher revenue.

Operating income increased to $13.6 million, or 11.6% of revenue, compared to $11.5 million, or 13.1% of revenue in the first quarter 2012.

Tax expense was $1.3 million representing a 9.7% effective tax rate compared to $1.4 million or a 12.0% effective tax rate in the first quarter 2012. This reduction in effective tax rate is primarily attributable to utilization of taxable losses.

Balance Sheet Review

•	Cash and cash equivalents and bank deposits at March 31, 2013 were $49.9 million compared to $62.1 million at December 31, 2012. The decrease is primarily attributable to an increase in working capital.
•	The Company had $8.1 million in outstanding loans and borrowings at March 31, 2013 to partially finance the acquisition of property, plant and equipment, mainly the initial investments in the new main production site, compared to no bank debt at December 31, 2012.
•	Working capital at March 31, 2013 increased 24.1% to $118.1 million compared to $95.1 million at December 31, 2012, mainly due to a decrease in accounts payable and other current liabilities following the 2012 holiday advertising payment and earlier raw material purchasing in the first quarter 2013 versus the same period last year.
•	Inventories at March 31, 2013 increased 4.9% to $118.2 million compared to $112.7 million at December 31, 2012, ahead of the spring/summer selling season.

Press Release - SodaStream

Guidance

Based on first quarter results and current projections for the remainder of the year, the Company is raising its outlook.

•	The Company now expects full year 2013 revenue to increase approximately 27% over 2012 revenue of $436.3 million, up from its previous guidance of 25%.
•	The Company now expects full year 2013 Adjusted EBITDA to increase approximately 36% over 2012 Adjusted EBITDA of $61.1 million, up from its previous guidance of 34%.
•	The Company now expects full year 2013 net income on an Adjusted basis, which excludes share-based compensation expense, to increase approximately 27% over the Adjusted net income of $50.0 million reported in 2012, up from its previous guidance of 25%.
•	The Company expects full year 2013 net income to increase approximately 20% as compared with its net income of $43.9 million in 2012, up from its previous guidance of 18%.

Conference Call and Management Commentary

Detailed CFO commentary and a supplemental slide presentation have been filed as part of today’s 6-K and will be posted on the Company’s website, http://sodastream.investorroom.com.

The Company has scheduled a conference call for 8:30 AM Eastern Standard Time (U.S. time) today (Wednesday, May 8, 2013) to review the Company’s financial results. The conference call will be broadcast over the Internet as a “live” listen only Webcast. To listen, please go to: http://sodastream.investorroom.com. Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the Webcast will be available for 30 days after the call.

About SodaStream International

SodaStream manufactures beverage carbonation systems which enable consumers to easily transform ordinary tap water instantly into carbonated soft drinks and sparkling water. Soda makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks and sparkling water. Our products are environmentally friendly, cost effective, promote health and wellness, and are customizable and fun to use. In addition, our products offer convenience by eliminating the need to carry bottles home from the supermarket, to store bottles at home or to regularly dispose of empty bottles. Our products are available at more than 60,000 retail stores in 45 countries around the world. For more information on SodaStream, please visit the Company's website: www.sodastream.com.

To download SodaStream's investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, please visit http://itunes.apple.com/us/app/soda-ir/id524423001?mt=8 for your iPhone/iPad, or https://play.google.com/store/apps/details?id=com.theirapp.soda for your Android mobile device.

Non-IFRS Financial Measures

This press release contains certain non-IFRS measures, including Adjusted net income, Adjusted Earnings Before Interest, Income Tax, Depreciation and Amortization (“Adjusted EBITDA”), and Adjusted diluted earnings per share (“Adjusted diluted EPS”).

Adjusted net income represents net income calculated in accordance with IFRS as adjusted for the impact of the share-based compensation expense. Adjusted EBITDA represents earnings before interest, income tax, depreciation and amortization, and further eliminates the effect of the share-based compensation expense. Adjusted diluted EPS represents earnings per share calculated in accordance with IFRS as adjusted for the impact of the share-based compensation expense.

Press Release - SodaStream

The Company believes that the Adjusted net income, Adjusted EBITDA and Adjusted diluted EPS, which exclude share-based compensation expense, should be considered in evaluating the Company’s operations. Adjusted net income and Adjusted diluted EPS exclude share-based compensation because it is a non-cash expense that does not reflect the performance of the Company’s underlying business and operations. Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively).

These measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered a substitute for the IFRS results. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

Forward Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to expand into our target markets, including the United States; our ability to continue to develop or maintain our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; potential product liability claims if any component of our beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability to operate; risks associated with our being a multinational corporation, including fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors detailed in documents we file from time to time with the United States Securities and Exchange Commission.  Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Company Contact:

Yonah Lloyd

Chief Corporate Development and Communications Officer

SodaStream International Ltd.

Phone: +972-3-976-2462

yonahl@sodastream.com

Investor Contacts (US):

Brendon Frey

ICR

Phone: + 1 203-682-8200

brendon.frey@icrinc.com

Press Release - SodaStream

Consolidated Statements of Operations
In thousands (other than per share amounts)

	For the three months ended
	March 31,
	2012	2013
	(Unaudited)
Revenue	$87,868	$117,639
Cost of revenue	39,505	53,554

Gross profit	48,363	64,085

Operating expenses
Sales and marketing	27,268	38,859
General and administrative	9,641	11,609
Other income, net	(39)	-

Total operating expenses	36,870	50,468

Operating income	11,493	13,617

Interest expense (income), net	(122)	25
Other financial expense, net	129	210

Total financial expense, net	7	235

Income before income taxes	11,486	13,382

Income tax expense	1,375	1,298

Net income for the period	$10,111	$12,084

Net income per share
Basic	$0.50	$0.58
Diluted	$0.48	$0.57

Weighted average number of shares
Basic	20,144	20,682
Diluted	20,955	21,211

Press Release - SodaStream

Consolidated Balance Sheets as of

	December 31,	March 31,
	2012	2013
	(Audited)	(Unaudited)
	(In thousands)
Assets
Cash and cash equivalents	$62,068	$49,888
Inventories	112,679	118,151
Trade receivables	86,650	79,867
Other receivables	28,021	18,819
Derivative financial instruments	803	1,647
Assets classified as available-for-sale	868	899
Total current assets	291,089	269,271

Property, plant and equipment	76,906	87,108
Intangible assets	41,978	42,351
Deferred tax assets	2,133	1,971
Other receivables	271	276
Total non-current assets	121,288	131,706

Total assets	412,377	400,977

Liabilities
Loans and borrowings	-	8,073
Derivative financial instruments	261	-
Trade payables	86,431	66,421
Income tax payable	8,866	9,330
Provisions	1,304	1,311
Other current liabilities	37,022	24,232
Total current liabilities	133,884	109,367

Employee benefits	1,939	1,889
Provisions	537	537
Deferred tax liabilities	1,527	1,791
Total non-current liabilities	4,003	4,217

Total liabilities	137,887	113,584

Shareholders’ equity
Share capital	3,330	3,348
Share premium	178,338	181,949
Translation reserve	3,628	818
Retained earnings	89,194	101,278
Total shareholders’ equity	274,490	287,393

Total liabilities and shareholders’ equity	$412,377	$400,977

Press Release - SodaStream

Consolidated Statements of Cash Flows

	For the three months ended
	March 31,
	2012	2013
	(Unaudited)
	(In thousands)
Cash flows from operating activities
Net income for the period	$10,111	$12,084

Adjustments:
Amortization of intangible assets	343	428
Change in fair value of derivative financial instruments	1,278	-
Exchange rate differences on bank deposits	(1,094)	-
Depreciation of property, plant and equipment	1,651	2,553
Share based payment	1,411	2,394
Interest expense (income), net	(122)	25
Income tax expense	1,375	1,298
	14,953	18,782
Increase in inventories	(9,902)	(9,802)
Decrease (increase) in trade and other receivables	(17,163)	11,189
Increase (decrease) in trade payables	543	(19,233)
Increase in employee benefits	20	14
Increase (decrease) in provisions and other current liabilities	1,791	(12,098)
	(9,758)	(11,148)
Interest paid	(115)	(54)
Income tax received	1,343	3,448
Income tax paid	(1,193)	(710)
Net cash used in operating activities	(9,723)	(8,464)

Cash flows from investing activities
Interest received	130	58
Proceeds from (payments for) derivative financial instruments, net	206	(1,105)
Acquisition of subsidiary, net of cash acquired	(9,758)	-
Acquisition of property, plant and equipment	(4,127)	(10,604)
Acquisition of intangible assets	(240)	(1,109)
Net cash used in investing activities	(13,789)	(12,760)

Cash flows from financing activities
Proceeds from exercise of employee share options	588	1,151
Change in short-term debt	(922)	8,073
Net cash from (used in) financing activities	(334)	9,224

Net decrease in cash and cash equivalents	(23,846)	(12,000)
Cash and cash equivalents at the beginning of the period	34,769	62,068
Effect of exchange rates fluctuations on cash and cash equivalents	167	(180)

Cash and cash equivalents at the end of the period	$11,090	$49,888

Press Release - SodaStream

Information about revenue in reportable segments

	The Americas	Western Europe	Asia-Pacific	Central and Eastern Europe, Middle East, Africa	Total
	(In thousands)
Three months ended:
March 31, 2012 (Unaudited)	$25,633	45,651	9,941	6,643	$87,868
March 31, 2013 (Unaudited)	$48,339	53,298	9,319	6,683	$117,639

Press Release - SodaStream

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations

	Three months ended March 31,
	2012			2013
	Reported	Share based		Reported	Share based
	(Unadjusted)	payment	Adjusted	(Unadjusted)	payment	Adjusted
	(Unaudited)
	In thousands (other than per share amounts)
Revenue	$87,868	$-	$87,868	$117,639	$-	$117,639
Cost of revenue	39,505	-	39,505	53,554	-	53,554

Gross profit	48,363	-	48,363	64,085	-	64,085

Operating expenses
Sales and marketing	27,268	-	27,268	38,859	-	38,859
General and administrative	9,641	(1,411)	8,230	11,609	(2,394)	9,215
Other income, net	(39)	-	(39)	-	-	-

Total operating expenses	36,870	(1,411)	35,459	50,468	(2,394)	48,074

Operating income	11,493	1,411	12,904	13,617	2,394	16,011

Interest expense (income), net	(122)	-	(122)	25	-	25
Other financial expense, net	129	-	129	210	-	210

Total financial expense, net	7	-	7	235	-	235

Income before income taxes	11,486	1,411	12,897	13,382	2,394	15,776

Income tax expense	1,375	-	1,375	1,298	-	1,298

Net income for the period	$10,111	$1,411	$11,522	$12,084	$2,394	$14,478

Net income per share
Basic	$0.50		$0.57	$0.58		$0.70
Diluted	$0.48		$0.55	$0.57		$0.68

Weighted average number of shares
Basic	20,144		20,144	20,682		20,682
Diluted	20,955		20,955	21,211		21,211

Press Release - SodaStream

EBITDA and Adjusted EBITDA
	Three months ended
	March 31,
	2012	2013
	(Unaudited)
	(In thousands)

Reconciliation of Net Income to EBITDA and Adjusted EBITDA
Net income	$10,111	$12,084
Interest expense (income), net	(122)	25
Income tax expense	1,375	1,298
Depreciation and amortization	1,994	2,981
EBITDA	13,358	16,388

Share based payment	1,411	2,394
Adjusted EBITDA	$14,769	$18,782

Press Release - SodaStream

The following tables present the Company’s revenue, by product type for the periods presented, as well as such revenue by product type as a percentage of total revenue:

	Three months ended
	March 31,
	2012	2013
	(Unaudited)
	Revenue
	(in thousands)

Soda maker starter kits (including exchange cylinders)	$33,484	$42,952
Consumables	52,419	72,062
Other	1,965	2,625
Total	$87,868	$117,639

	Three months ended
	March 31,
	2012	2013
	(Unaudited)
	As a percentage of revenue

Soda maker starter kits (including exchange cylinders)	38.1%	36.5%
Consumables	59.7%	61.3%
Other	2.2%	2.2%
Total	100.0%	100.0%

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